Exhibit 99.2
Management Discussion & Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Mynd.ai, Inc. (the “Company” or “Mynd”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, and the accompanying notes thereto included (the "Audited Financial Statements") in the Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 26, 2025 (“Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), which were prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"), as well as the unaudited interim consolidated financial statements for the six months ended June 30, 2025, and the accompanying notes thereto, filed on Form 6-K with the SEC (the "Unaudited Financial Statements" and together with the Audited Financial Statements, the “Financial Statements”) on August 27, 2025. This MD&A reports the Company’s activities through June 30, 2025, unless otherwise indicated.
Forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, liquidity, our ability to continue as a going concern, cost-saving initiatives, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Please see “Forward-Looking Statements” in the Annual Report for more information regarding forward-looking statements.
Unless the context otherwise requires, references to the “Company” or “Mynd” refer to Mynd.ai, Inc., an exempted Cayman Islands company and its consolidated subsidiaries.
Overview
We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays, highlighted by the ActivPanel 10 and ActivPanel LX, at the forefront. Our comprehensive software platforms, ActivSuite, Explain Everything Advanced, and ActivInspire, are designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.
GEH Singapore Disposition
On October 2, 2024, we completed the sale (the "Disposition") of all of our holdings of capital stock in Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"), constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition, for cash consideration of $20.0 million, pursuant to the terms of a written agreement dated October 1, 2024 between us and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. This sale represented a strategic shift with a major effect on our operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations.
Key Factors Affecting our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting the education technology industry in the markets in which we operate, including the level of overall economic growth, macroeconomic factors such as inflation, growth in education spending, and availability of government funding. In addition, they are also affected by factors driving uptake of education technology in the markets in which we operate, such improvements in available education technology and software, and increasing broadband growth and internet access in emerging markets. Unfavorable changes in any of these general factors have and could continue to materially and adversely affect our results of operations.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Specifically, the bulk of expenditures by U.S. school districts (our largest market) occur in the second and third calendar quarters after receipt of budget allocations for the coming fiscal year. These seasonal trends in operating results also can have a material impact on our working capital and trends. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position or operations.
In the first half of 2025, we observed a continuation of reduced education technology customer demand throughout all of the key markets in which we operate. We believe this reduction in demand likely reflects an uncertainty around future budget allocations for many of our customers, following multiple years of unusually high funding as a result of COVID-related government relief programs, which have now ended. While we believe that these trends impacted, to some degree, all of our competitors in the education technology industry, this reduced spending by our customers nonetheless had a material impact on our revenue and operating results during the first half of 2025 as compared to 2024.
We are actively monitoring recent trade policy and tariff announcements between the United States and other countries throughout the world which could result in the imposing of new and/or additional tariffs. We evaluate the impact of any such tariffs on our business and financial condition, and consider actions we may take to mitigate the impact. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.
Key Metrics and Non-GAAP Measures
In reviewing our financial information, management focuses on a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
As a result, in addition to presenting financial measures in accordance with GAAP, MD&A may contain references to EBITDA, Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures. The non-GAAP financial measures presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP. Reconciliations between non-GAAP financial measures and the most directly comparable GAAP measure are included where applicable.
EBITDA, Adjusted EBITDA, and Free Cash Flow are not presentations made in accordance with GAAP, and our use of the terms earnings before interest, taxes, depreciation and amortization ("EBITDA"), Adjusted EBITDA, and Free Cash Flow may vary from the use of similarity titled measures by others in our industry due to the potential of inconsistencies in the method of calculation and differences due to items subject to interpretation.
Management uses EBITDA and Adjusted EBITDA (1) to compare our operating performance on a consistent basis, (2) to calculate incentive compensation for our employees, (3) for planning purposes including for purposes of preparing our internal annual operating budget, (4) to evaluate the performance and effectiveness of our operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing our indebtedness. EBITDA and Adjusted EBITDA also provide additional information about underlying results and trends by excluding certain items that may affect period-over-period comparability and may not be indicative of our business, results of operations, or outlook for the future. Accordingly, we believe that EBITDA and Adjusted EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management.
We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impact the cash flows in the period, in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.

We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with GAAP. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Reconciliations between non-GAAP financial measures and the most directly comparable GAAP measure are included where applicable.
Revenue

	Six months ended June 30,
	2025	2024
	(in thousands)
Revenue	$89,272	$146,853
We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. We also separately recognize freight revenue when we arrange for the shipment, based on the request of the customer, of our hardware products by third-party logistics providers. Although not currently significant to our overall operations, we continue to focus on software-as-a-service (SaaS) product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware.
Revenue is recognized at a point in time or over time, based on when the customer obtains control of the distinct good or services. For hardware and freight revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For SaaS, extended warranties and training services, revenue recognition occurs over time, as the related services are delivered.
Gross Profit

	Six months ended June 30,
	2025	2024
	(in thousands, except for %)
Gross profit	$19,388	$42,108
Gross profit as a percentage of total revenue	21.7%	28.7%

Gross profit primarily represents the difference between the product cost from our suppliers, including the cost of inbound freight, and the sales price to our customers. Gross profit also reflects a number of other costs including, but not limited to, costs of providing warranties on our products, warehousing, amortization of certain intangible assets, depreciation of certain property, plant, and equipment, and allocations of certain employee costs and other shared costs.
Net Loss from Continuing Operations

	Six months ended June 30,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(28,892)	$(47,156)
EBITDA
We define EBITDA as net loss from continuing operations adjusted for interest expense, interest income, income tax expense, and depreciation and amortization.
Reconciliation of EBITDA to net loss from continuing operations:

	Six months ended June 30,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(28,892)	$(47,156)
Interest expense	4,913	5,489
Interest income	(637)	(1,314)
Income tax expense	41	39,496
Depreciation and amortization	4,697	2,728
EBITDA	$(19,878)	$(757)
Adjusted EBITDA
We define Adjusted EBITDA as net loss from continuing operations, adjusted for interest expense, interest income, income tax expense, and depreciation and amortization; non-cash, non-operating expenses such as share-based compensation, gain on changes in the fair value of embedded derivative instruments, and other income (expense); and one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including transaction-related costs, restructuring costs, and litigation costs and penalties.

Reconciliation of Adjusted EBITDA to net loss from continuing operations:

	Six months ended June 30,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(28,892)	$(47,156)
Interest expense	4,913	5,489
Interest income	(637)	(1,314)
Income tax expense	41	39,496
Depreciation and amortization	4,697	2,728
Share-based compensation	1,037	1,131
Gain on embedded derivative	(2,143)	(9,249)
Other (income) expense, net	(2,409)	1,468
Transaction-related costs(1)	53	125
Restructuring costs(2)	4,353	1,218
Litigation costs and penalties(3)	—	—
Adjusted EBITDA	$(18,987)	$(6,064)
(1) Transaction-related costs are non-recurring costs related to acquisitions and disposals of businesses, as well as similar corporate-level transactions.
(2) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(3) Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation, as well as any related penalties incurred for such litigation. No such costs were incurred in the six months ended June 30, 2024 or 2025.

Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software.
Reconciliation of Free Cash Flow to Net cash used in operating activities - continuing operations:

	Six months ended June 30,
	2025	2024
	(in thousands)
Net cash used in operating activities - continuing operations	$(41,269)	$(7,741)
Internal-use software development costs	(1,467)	(3,499)
Acquisition of property and equipment	(33)	(434)
Free Cash Flow	$(42,769)	$(11,674)

Results of Operations for the Six Months Ended June 30, 2025 and 2024
The following discussion and analysis highlights items that affected our results of operations for the six months ended June 30, 2025 and 2024, as follows:

	Six months ended June 30,		2024 - 2025 Change
	2025	2024	$	%
	(in thousands, except for percentages)
Revenue	$89,272	$146,853	$(57,581)	(39.2)%
Cost of revenue	69,884	104,745	(34,861)	(33.3)%
Gross profit	19,388	42,108	(22,720)	(54.0)%
Gross profit as a percentage of total revenue	21.7%	28.7%
Operating expenses, net:
General and administrative	14,928	16,419	(1,491)	(9.1)%
Research and development	7,782	13,413	(5,631)	(42.0)%
Sales and marketing	21,399	22,199	(800)	(3.6)%
Transaction-related costs	53	125	(72)	(57.6)%
Restructuring	4,353	1,218	3,135	257.4%
Total operating expenses	48,515	53,374	(4,859)	(9.1)%
Operating loss	(29,127)	(11,266)	(17,861)	158.5%

Other income (expense):
Interest expense	(4,913)	(5,489)	576	(10.5)%
Interest income	637	1,314	(677)	(51.5)%
Gain on embedded derivative	2,143	9,249	(7,106)	(76.8)%
Other income (expense)	2,409	(1,468)	3,877	(264.1)%
Total other income (expense)	276	3,606	(3,330)	(92.3)%

Net loss from continuing operations, before income taxes	(28,851)	(7,660)	(21,191)	276.6%
Income tax expense	(41)	(39,496)	39,455	(99.9)%
Net loss from continuing operations	(28,892)	(47,156)	18,264	(38.7)%
Loss from discontinued operations, net of tax	—	(654)	654	(100.0)%
Net loss	$(28,892)	$(47,810)	$18,918	(39.6)%
Revenue
Revenue decreased $57.6 million, or 39.2%, to $89.3 million for the six months ended June 30, 2025 from $146.9 million for the six months ended June 30, 2024. Revenue was down across all key markets in which we operate, with the U.S. market showing the largest dollar value decline and the German market showing the largest percentage decline. As discussed above, we believe this result is tied to uncertainty amongst our customers regarding future budget allocations and represents an industry-wide phenomenon that affected the entire education technology market.

Cost of Revenue
Costs of revenue decreased $34.9 million, or 33.3%, to $69.9 million for the six months ended June 30, 2025 from $104.7 million for the six months ended June 30, 2024. The most significant driver of the decrease was the overall reduction in sales volume. In addition, we generated incremental savings in 2025 through negotiations with our key inventory suppliers to reduce our share of end of life component part liabilities associated with our ActivPanel 9. This year-over-year decrease is partially offset as a result of the recording in 2024 of an adjustment to reduce our warranty provision liability due to lower than expected failure rates on our ActivPanel 9 and ActivPanel LX models, with no comparable adjustment in 2025.
Gross profit
Gross profit decreased $22.7 million, or 54.0%, to $19.4 million for the six months ended June 30, 2025 from $42.1 million for the six months ended June 30, 2024. The decrease in gross profit was due to the year-over-year reduction in revenue. This decline in revenue also contributed to a decline in gross profit as a percentage of revenue, as a result of the components of cost of revenue which are more fixed in nature representing a relatively higher percentage of revenue in the first half of 2025. As discussed above, this decrease in gross profit as a percentage of revenue was partially offset by certain cost savings realized related to cost of revenue during 2025.
Operating expenses, net
General and administrative expenses decreased $1.5 million, or 9.1%, to $14.9 million for the six months ended June 30, 2025, from $16.4 million for the six months ended June 30, 2024. The decrease was driven by a number of factors, including lower employee-related costs and lower costs for external vendors, which is related to our planned cost-savings and optimization measures implemented in 2025.
Research and development expenses decreased $5.6 million, or 42.0%, to $7.8 million for the six months ended June 30, 2025, compared to $13.4 million for the six months ended June 30, 2024. This decrease is primarily driven by a significant decline in research and development employee headcount, which is driven by management's change in product development strategy in 2025. Specifically, management is reducing costs by working more closely with our key inventory suppliers in developing future hardware offerings and is seeking partnerships with selected companies to increase our SaaS product portfolio, as opposed to internally developing future SaaS products.
Sales and marketing expenses decreased $0.8 million, or 3.6%, to $21.4 million for the six months ended June 30, 2025, compared to $22.2 million for the six months ended June 30, 2024. The decrease was driven by lower salaries and related costs due to a decrease in sales employee headcount year-over-year as part of our planned cost-savings and optimization measures implemented in 2025. This reduction is partially offset by a year-over-year increase in marketing expense to support the launch of our ActivPanel 10 in 2025.
Transaction-related costs decreased $0.1 million, or 57.6%, to $0.1 million for the six months ended June 30, 2025, compared to $0.1 million for the six months ended June 30, 2024. The decrease was due to costs incurred in 2024 related to the Disposition, with no comparable activity currently planned in 2025.
Restructuring increased $3.1 million or 257.4%, to $4.4 million for the six months ended June 30, 2025, compared to $1.2 million for the six months ended June 30, 2024. The increase was the result of an increased number of severance payments occurring during the six months ended June 30, 2025 relative to the prior period in 2024. These restructuring expenses are tied into both management's change in product development strategy and cost-savings and optimization efforts in 2025.

Other income (expense)
Other income (expense) decreased $3.3 million, or 92.3%, to $0.3 million of income for the six months ended June 30, 2025, compared to $3.6 million of income for the six months ended June 30, 2024. This decrease was driven primarily by a year-over-year reduction in the gain on the derivative instrument embedded in our convertible note due to a change in the fair value of that instrument, as well as a decrease in interest income due to a lower overall cash balance in the first half of 2025. This decrease was partially offset by favorable foreign currency exchange rate fluctuations year-over-year, with the U.S. dollar weakening against both the British pound and the euro during 2025.
Income tax expense
The income tax expense changed by $39.5 million, or 99.9%, to an income tax expense of less than $0.1 million for the six months ended June 30, 2025, as compared to an income tax expense of $39.5 million for the six months ended June 30, 2024. The income tax expense recorded in 2025 is the net of estimated current tax expense that will be owed in jurisdictions without a full valuation allowance, partially offset by deferred tax benefit on reversing book-tax differences. The income tax expense recorded in 2024 was primarily driven by the recording of a full valuation allowance against the U.S. deferred tax assets due to the uncertainty regarding their realizability, as a result of cumulative pre-tax losses in the United States in recent years and the decline in sales, as a result of reduced customer demand, during the first six months of 2024.
Loss from discontinued operations, net of tax
Loss from discontinued operations decreased $0.7 million, or 100.0%, to a loss from discontinued operations of $0.0 million for the six months ended June 30, 2025, as compared to a loss from discontinued operations of $0.7 million for the six months ended June 30, 2024. The decrease is a result of the Disposition in the second half of 2024, with no comparable disposal in 2025.
Liquidity and Capital Resources
Liquidity refers to the ability to generate sufficient cash resources to meet the payment obligations of the Company. Capital refers to the long-term financial resources available to support the operations of the businesses, fund business growth and provide for an ability to withstand adverse circumstances.
The following discussion and analysis highlight items that affected our liquidity and capital resources for the six months ended June 30, 2025, and 2024 on a continuing operations basis, as follows:

	Six months ended June 30,		2024 - 2025 Change
	2025	2024	$	%
	(in thousands, except for percentages)
Cash flows from continuing operations:
Net cash used in operating activities before changes in operating assets and liabilities	$(21,955)	$(10,397)	$(11,558)	111.2%
Net change in operating assets and liabilities	(19,314)	2,656	(21,970)	(827.2)%
Net cash used in operating activities	(41,269)	(7,741)	(33,528)	433.1%
Net cash used in investing activities	(1,500)	(3,933)	2,433	(61.9)%
Net cash used in financing activities	(3,241)	(10,866)	7,625	(70.2)%

Cash Flows from Operating Activities
During the six months ended June 30, 2025, net cash used in operating activities, before considering changes in operating assets and liabilities, of $22.0 million was primarily related to $28.9 million in net loss from continuing operations. Significant non-cash expense that was treated as an add-back in reconciling net loss to cash used in operating activities included depreciation and amortization of $4.7 million, non-cash lease expense of $0.8 million, non-cash interest expense of $2.8 million, and share-based compensation expense of $1.0 million. Other significant non-cash activity during the period included a gain of $2.1 million related to the change in the fair value of the embedded derivative associated with our convertible note, and the recognition of a $1.0 million benefit for the amortization of deferred above-the-line UK tax credits ("RDEC"). We also generated a net cash outflow as a result of changes in working capital of $19.3 million during the first six months of 2025, largely driven by a reduction in our accounts payable and accrued expense and other liabilities, partially offset by a reduction in prepaid expenses and other assets. For further discussion see "Results of Operations" above.
During the six months ended June 30, 2024, net cash provided by operating activities before changes in operating assets and liabilities was primarily related to $47.2 million in net loss from continuing operations. Significant non-cash expense that was treated as an add-back in reconciling net loss to cash used in operating activities included a deferred tax expense of $39.5 million, depreciation and amortization of $2.7 million, non-cash lease expense of $0.9 million, non-cash interest expense of $2.3 million, and share-based compensation expense of $1.1 million. Other significant non-cash activity during the period included a gain of $9.2 million related to the change in the fair value of the embedded derivative associated with our convertible note, and the recognition of a $0.6 million benefit for the amortization of deferred above-the-line UK tax credits ("RDEC"). We also generated a net cash inflow as a result of changes in working capital of $2.7 million during the first six months of 2024, largely driven by a reduction in our inventory, partially offset by a growth in accounts receivable and reductions in accounts payable and accrued expenses and other liabilities.
Cash Flows from Investing Activities
Cash used in investing activities during the six months ended June 30, 2025 of $1.5 million was attributable to cash paid for internal software development of $1.5 million.
Net cash provided by investing activities during the six months ended June 30, 2024 of $3.9 million was attributable to purchases of property, plant and equipment of $0.4 million, and cash paid for internal software development of $3.5 million.
Cash Flows from Financing Activities
Cash used in financing activities during the six months ended June 30, 2025 was $3.2 million, primarily resulting from net repayments on our Bank of America Revolver of $3.0 million.
Cash used in financing activities during the six months ended June 30, 2024 was $10.9 million, primarily resulting from net repayments on our Bank of America Revolver of $10.8 million.
Sources of Liquidity
To date, the Company has financed its operations principally through debt and equity financing.
As of June 30, 2025 and December 31, 2024, we had $29.1 million and $75.3 million, respectively, of cash and cash equivalents.

Since 2018, we have had a secured line of credit with Bank of America, which we refer to as the Bank of America Revolver, with a committed line limit of $50.0 million through January 19, 2028. As of June 30, 2025, and December 31, 2024, the outstanding principal balance on the line of credit was $8.0 million and $11.0 million, respectively. Borrowings under the Revolver are collateralized by our eligible trade receivables globally and eligible inventories in the U.S. and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for our trade receivables and the type and nature of our inventory in the U.S. and the Netherlands. As of June 30, 2025 and December 31, 2024, we had unused borrowing capacity of $12.4 million and $8.6 million respectively, based on the borrowing base calculation as of the respective dates.
On December 13, 2023, we issued a senior secured convertible note, in the principal amount of $65 million (the “Convertible Note”), which has a maturity date of December 13, 2028. The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes ("Notes" while referring to the Convertible Note plus the Notes issued in connection with the PIK interest). Both the cash interest and PIK interest are payable semiannually on June 15 and December 13 of each year. Since we prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note, the first semiannual payment of cash interest of $1.7 million was paid on June 15, 2025. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2024, we issued two additional Notes in the aggregate amount of $3.3 million representing PIK interest, and on June 15, 2025, we issued an additional Note in the amount of $1.7 million representing PIK interest.
Additionally, on July 17, 2024, we filed a shelf registration statement with the SEC that allows the Company to offer, issue and sell from time to time up to $50.0 million of our ordinary shares, American Depositary Shares (“ADS”) representing ordinary shares, preferred shares, subscription rights, warrants and/or a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 ordinary shares.
Notwithstanding our operating results for the first half of 2025 and our cash balance as of June 30, 2025, assuming the continued implementation of our financial plan and support from our majority shareholder, as set forth below, management believes that the Company has sufficient capital to continue its operations for the next twelve months.
Management has developed and has begun implementing plans to mitigate adverse conditions the Company currently faces. These plans, which focus both on increasing revenue and further reducing operating costs, are expected to be effectively implemented over the next twelve months. They include, but are not limited to, the launch of several new hardware products, new partnerships to enhance our SaaS product portfolio, and a continuation of the cost-savings and optimization measures that were implemented in the first half of 2025. In addition to such plans that will supplement our existing sources of liquidity described above, management continues to evaluate potential financing and/or other strategic opportunities.
Further, our majority shareholder has provided management with a letter of financial support indicating that, for a period of at least 12 months from the date of this filing, should we require additional capital to fund our current business commitments and obligations, our majority shareholder shall offer such capital to us. In the event such additional capital becomes necessary, management will work with our majority shareholder to reach a formal agreement setting forth the terms and conditions for any such funding.
Accordingly, the unaudited financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. See also Note 2 to the unaudited financial statements.

We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may turn out to be incorrect. As described above, we may be required to obtain additional financing to fund our current planned operations, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed may have a negative impact on our financial condition and our ability to pursue our business strategy. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
Critical Accounting Estimates
In Item 5E Critical Accounting Estimates included in our Annual Report we have disclosed those accounting estimates that we consider to be significant in determining our results of operations and financial condition. There have been no changes to those estimates that we consider to be material or significant since the filing of our Annual Report. The accounting principles used in preparing our unaudited consolidated financial statements conform in all material respects to accounting principles generally accepted in the United States.
Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed.
Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative indefinite-lived asset impairment test. If management determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative indefinite-lived asset impairment test is performed.
In the first half of 2025, we observed a continuation of reduced education technology customer demand throughout all of the key markets in which we operate, among other conditions, which led management to conclude that there were indications our goodwill might be impaired. Accordingly, we performed a quantitative impairment analysis to estimate the fair value of our reporting unit. We utilized a combination of the income approach (based on future estimated discounted cash flows) and the market approach (based revenue multiples of guideline public companies with similar operations and economic characteristics) to determine the estimated fair value of the reporting unit. The results of this analysis determined that the estimated fair value of the reporting unit continued to be substantially in excess of its carrying value, and therefore goodwill was not impaired as of June 30, 2025.
Based on the negative market trends noted above, management also concluded that there were indications our indefinite-lived intangible asset might be impaired. We utilized the income approach, based on a relief of royalty method using forecasted future revenues, to determine the estimated fair value of the indefinite-live intangible asset. Based on the results of this analysis, management concluded that the estimated fair value of the indefinite-lived intangible asset was in excess of its carrying amount and that the indefinite-lived intangible asset was not impaired of June 30, 2025.
We have based our estimate of the fair value of our indefinite-lived intangible asset on assumptions and estimates that may fluctuate or turn out to be incorrect. As a result of current unfavorable market conditions, the amount by which the estimated fair value of our indefinite-lived intangible asset exceeds its carrying value has decreased and no longer substantially exceeds the carrying value as of June 30, 2025. Due to the inherent uncertainty of certain significant assumptions used in developing this estimate (such as future forecasted revenues), our estimate of fair value could decrease further in future periods, which could result in the recording of impairment charges.